United States securities and exchange commission logo





                            April 5, 2022

       George Sharp
       President and Director
       Stratos Renewables Corp
       3535 Executive Terminal Drive
       Henderson, NV 89052

                                                        Re: Stratos Renewables
Corp
                                                            Registration
Statement on Form 10-12G
                                                            Filed March 18,
2022
                                                            File No. 000-53187

       Dear Mr. Sharp:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed March 18, 2022

       Report of Independent Registered Public Accounting Firm, page F-1

   1. Please request BF Borgers CPA PC to provide an appropriately dated report that agrees with the date included
in the consent of March 18, 2022.
       Notes to Financial Statements, page F-6

   2.                                                   Please provide
disclosures for the evaluation of subsequent events, including the date through which
subsequent events were evaluated. Refer to ASC 855-10-50 for guidance.
       General

   3. As noted in our phone conversation on 3/29/2022, it appears that disclosure appearing in your February 28, 2022
amendment was inadvertently omitted from the most recent
                                                        amendment. Please
restore the missing disclosure in your next amendment.
 George Sharp
Stratos Renewables Corp
April 5, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey Houser at 202-551-3736 or Al Pavot at 202-551-3738 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                          Sincerely,
FirstName LastNameGeorge Sharp
                                                          Division of
Corporation Finance
Comapany NameStratos Renewables Corp
                                                          Office of Life
Sciences
April 5, 2022 Page 2
cc:       Ernest Stern, Esq.
FirstName LastName